[Letterhead of Merrimac Industries, Inc.]



FOR IMMEDIATE RELEASE



New Jersey, October 10, 1995:               MERRIMAC ANNOUNCES ITS
                                            PURCHASE OF 90,000
                                            SHARES OF COMMON STOCK


The Board of Directors of Merrimac Industries, Inc. announced today that the Company purchased 90,000 shares of its Common Stock at a price of $11.50 per share from Dr. Victor Terranova, a former director of the Company, in a private transaction. The 90,000 shares of Common Stock represented approximately 5.3% of the Company's outstanding Common Stock immediately prior to the purchase. The shares of Common Stock will be held by the Company as treasury stock. As a result of the purchase there are now approximately 1,625,000 shares of Common Stock outstanding.

The Company has been advised by the Terranova family that they are selling 60,000 shares of Merrimac Common Stock to an institutional investor.

Merrimac Industries, Inc., is located in West Caldwell, New Jersey, where it employs approximately 120 people in the manufacture of high performance signal processing components for communications, defense and aerospace.


Contact:  Eugene W. Niemiec, President and CEO  201-575-1300